                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001


                                       OR

             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                        Commission file number 333-67303


                              AmeriSave 401(k) Plan
                            (Full title of the plan)



                                 AMERIPATH, INC.
          (Name of issuer of the securities held pursuant to the plan)


                                  James C. New
                      President and Chief Executive Officer
                                 AmeriPath, Inc.
                           7289 Garden Road, Suite 200
                          Riviera Beach, Florida 33404

                    (Address of principal executive offices)
                                   (Zip Code)
                    ----------------------------------------

                              Curtis A. Wolfe, Esq.
                            Steel Hector & Davis LLP
                          200 South Biscayne Boulevard
                                   Suite 4000
                            Miami, Florida 33131-2398
                                 (305) 577-7000

                                      Index

                                                                                            Page
Financial Statements:

Report of Independent Accountants                                                              1

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000               2

Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2001 and 2000                                                         3

Notes to Financial Statements                                                                4-9

Supplemental Schedule*:

Schedule I - Schedule of Assets (Held at End of Year)                                      10-11

* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

    Report of Independent Accountants

    To the Participants and Administrator of the AmeriSave 401(k) Plan

    In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AmeriSave 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

    As discussed in Note 10, effective January 1, 2001 the Pathology Associates, P.S.C. Retirement Plan and the Chappell - Joyce Pathology Association, P.A. Profit Sharing Plan merged with the Plan.

    /s/ PricewaterhouseCoopers LLP
    PricewaterhouseCoopers LLP

    Hartford, Connecticut
    June 14, 2002

AmeriSave
401(k) Plan
Statements of Net Assets Available for Benefits

                                                         December 31,
                                                   2001                2000

Assets

Investments, at fair value                     $ 35,702,687        $ 32,013,601

                                               ------------        ------------
Net assets available for benefits              $ 35,702,687        $ 32,013,601
                                               ============        ============


   The accompanying notes are an integral part of these financial statements.

AmeriSave
401(k) Plan
Statements of Changes in Net Assets Available for Benefits

                                                                             Years Ended
                                                                             December 31,
                                                                       2001                 2000
Additions to net assets attributed to:
     Investment income:
         Interest                                                 $     522,810        $     567,726
         Net depreciation in fair value of investments               (2,904,746)          (1,037,584)
                                                                  -------------        -------------
                                                                     (2,381,936)            (469,858)
                                                                  -------------        -------------
     Contributions:
         Employer                                                       927,911              718,540
         Employee                                                     5,569,317            4,468,637
                                                                  -------------        -------------
                                                                      6,497,228            5,187,177
                                                                  -------------        -------------
Total additions                                                       4,115,292            4,717,319
                                                                  -------------        -------------

Deductions from net assets attributed to:
     Benefit payments                                                 1,338,329            4,327,799
     Transaction charge                                                  21,472               20,400
     Participant loans terminated
         due to withdrawal of participants                               56,669               69,869
                                                                  -------------        -------------
Total deductions                                                      1,416,470            4,418,068
Change in forfeiture reserve, net                                         4,166                2,238
                                                                  -------------        -------------
Net increase prior to plan mergers                                    2,702,988              301,489
Transfer of assets due to plan mergers                                  986,098                    -
                                                                  -------------        -------------
Net increase                                                          3,689,086              301,489
Net assets available for benefits at beginning of year               32,013,601           31,712,112
                                                                  -------------        -------------
Net assets available for benefits at end of year                  $  35,702,687        $  32,013,601
                                                                  =============        =============

   The accompanying notes are an integral part of these financial statements.

AmeriSave
401(k) Plan

                          Notes to Financial Statements


1.     Description of Plan

       The following description of the AmeriSave 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

       The Plan is a defined contribution plan established effective January 1, 1994 and most recently amended and restated January 1, 2001. Employees of AmeriPath, Inc. and its affiliates (collectively, the "Company") become eligible to participate on the first day of the next calendar quarter following the completion of six months of service. The Plan is subject to the provisions of ERISA.

       During 2000, the Company acquired Pathology Associates, P.S.C., Chappell-Joyce Association P.A. and Inform DX, Inc. As a result of the acquisitions, employees of Pathology Associates, P.S.C., Chappell-Joyce Association P.A., and Inform DX, Inc. (which included the Inform DX, Inc. Money Purchase Plan and the Inform DX, Inc. 401(k) Profit Sharing Plan) became eligible to participate in the Plan subject to the provisions of the Plan agreement.

      Contributions

       Participants may contribute an amount equal to not less than one percent nor more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, various pooled separate accounts and Company common stock as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

       The Company will make a matching contribution in the amount of $.50 for each $1.00 contributed by a participant, up to a maximum of $1,000 on the first six percent of the participant's compensation. The Company may also make additional discretionary matching contributions. Matching Company contributions are recorded in the same period as employee contributions. Additional discretionary matching contributions, if any, are recorded annually.

       Effective July 1, 2001, the CIGNA Fidelity Advisor Growth Opportunities Fund was frozen as an investment option and the CIGNA Large Cap Value/John A. Levin & Co. Fund (formerly "CIGNA Charter Large Company Stock - Value I Fund") was added to the Plan's investment options.

AmeriSave
401(k) Plan

                          Notes to Financial Statements

       Participant Accounts

       Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting

       Participants are immediately vested in their own voluntary contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service, and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

       Benefit Payments

       On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of their account, a distribution in the form of an annuity, installment payments or a combination of the three. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

       Participant Loans

       Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less. Loans are calculated on a fully amortized basis. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (7.00% to 10.00% for the years ended December 31, 2001 and 2000).

2.     Summary of Accounting Policies

       Method of Accounting

       The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

AmeriSave
401(k) Plan

                          Notes to Financial Statements

       Investment Valuation

       Investments in the general account are non-fully benefit responsive and are stated at fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant loans are stated at fair value. The Company common stock is valued at its quoted market price.

3.     Investments

       Investments that represent five percent or more of the Plan's net assets are separately identified below.

                                                                    December 31,
                                                               2001              2000
       CIGNA Guaranteed Income Fund/1/                       $ 10,140,167     $  8,455,655
          interest rates, 5.10%; 5.40%
       CIGNA Fidelity Advisor Growth Opportunities Fund         2,019,924        2,350,942
          units, 36,006; 35,566
       CIGNA INVESCO Small Company Growth Fund                  2,730,065        3,191,795
          units, 94,043; 86,970
       CIGNA Janus Worldwide Fund                               3,768,950        4,354,485
          units, 65,695; 58,544
       CIGNA S&P 500(R) Index Fund/2/                           5,871,137        5,614,611
          units, 93,564; 78,636
       CIGNA Small Cap Value/Berger(R) Fund/3/                  1,884,330              N/A
          units, 106,700; N/A
       AmeriPath, Inc. Common Stock                                   N/A        2,312,279
          shares, N/A; 92,491

       /1/ formerly "CIGNA Charter Guaranteed Income Fund"
       /2/ formerly "CIGNA Charter Large Company Stock Index Fund"
       /3/ formerly "CIGNA Charter Small Company Stock - Value I Fund"

AmeriSave
401(k) Plan

                          Notes to Financial Statements

       Investment Performance

       During the years ended December 31, 2001 and 2000, the Plan's investments (including interest, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in value as follows:

                                                                                            Years Ended
                                                                                            December 31,
                                                                                     2001                 2000
       General Account:
              CIGNA Guaranteed Income Fund                                       $    464,108         $   521,490

       Pooled Separate Accounts:
              CIGNA Fidelity Advisor Growth Opportunities Fund                       (379,198)           (509,603)
              CIGNA INVESCO Dynamics Fund                                            (140,717)            (52,950)
              CIGNA INVESCO Small Company Growth Fund                                (659,421)           (468,844)
              CIGNA INVESCO Technology II Fund                                       (163,385)            (74,356)
              CIGNA Janus Adviser Growth Fund                                         (88,463)            (30,796)
              CIGNA Janus Worldwide Fund                                           (1,012,108)           (919,728)
              CIGNA Large Cap Value/John A. Levin & Co. Fund                            4,796                   -
              CIGNA Lazard International Equity Fund                                 (287,398)           (127,204)
              CIGNA Lifetime20 Fund                                                   (56,988)             (7,112)
              CIGNA Lifetime30 Fund                                                   (71,922)             (8,015)
              CIGNA Lifetime40 Fund                                                   (62,561)              4,881
              CIGNA Lifetime50 Fund                                                   (30,433)             20,406
              CIGNA Lifetime60 Fund                                                       493               4,731
              CIGNA S&P 500(R) Index Fund                                            (737,949)           (514,488)
              CIGNA Small Cap Value/Berger(R) Fund                                    176,352              22,222
              CIGNA State Street Global Advisors
                   Intermediate Bond Fund                                              57,388               4,484
                                                                                 ------------         -----------
                                                                                   (3,451,514)         (2,656,372)

       Company Common Stock:
              Ameripath, Inc. Common Stock                                            546,768           1,618,788

       Participant loans                                                               58,702              46,236
                                                                                 ------------         -----------

              Net decrease                                                       $ (2,381,936)        $  (469,858)
                                                                                 ============         ===========

AmeriSave
401(k) Plan

                         Notes to Financial Statements

4.     Investment Contract with Insurance Company

       The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Guaranteed Income Fund, the Plan is credited with interest at the interest rates specified in the contract which ranged from 5.40% to 5.10% and was 5.40% for the years ended December 31, 2001 and 2000, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Guaranteed Income Fund for six months. As discussed in Note 2, the CIGNA Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic interest rate reset process, approximates contract value.

5.     Related-Party Transactions

       Plan assets include investments in funds managed by CG Life, an indirect wholly-owned subsidiary of CIGNA. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds common shares of AmeriPath, Inc., the Plan sponsor, which also qualifies as a party-in-interest.

6.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.     Tax Status

       The Company has adopted a CG Life prototype plan which has been determined by the Internal Revenue Service to be in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has not yet filed for an individual determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.     Reconciliation of Plan Financial Statements to the Form 5500

       Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

AmeriSave
401(k) Plan

                         Notes to Financial Statements

 9.    Forfeitures

       The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated net of forfeitures used. Forfeitures result from non-vested Company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $84,193 and $43,212 at December 31, 2001 and 2000, respectively, is included in the CIGNA Charter Guaranteed Income Fund and is available to pay Plan expenses or offset Company contributions, which would be otherwise payable by the Company, in accordance with the Plan agreement. During 2001 and 2000, the forfeiture reserve was not used to pay Plan expenses or offset Company contributions.

10.    Plan Mergers

       Effective January 1, 2001, the Pathology Associates, P.S.C. Retirement Plan and the Chappell-Joyce Pathology Association, P.A. Profit Sharing Plan merged with the Plan. Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

11.    Subsequent Events

       Effective January 1, 2002, the Inform DX, Inc. Money Purchase Plan merged with the Plan. Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement. Effective January 1, 2002, certain assets of the Inform DX, Inc. 401(k) Profit Sharing Plan were transferred to the Plan and participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

       Effective January 1, 2002, participants may contribute an amount equal to not less than one percent nor more than 30 percent of their compensation for the contribution period.

AmeriSave                                           Supplemental Schedule
401(k) Plan                                                    Schedule I
Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
                               December 31, 2001

                                                            (c)
                         (b)                  Description of investment including                          (e)
           Identity of issue, borrower,         maturity date, rate of interest,             (d)         Current
    (a)      lessor, or similar party          collateral, par or maturity value            Cost          value
     *     Connecticut General Life          CIGNA Guaranteed Income Fund                  N/A**       $10,140,167
           Insurance Company

     *     Connecticut General Life          CIGNA Fidelity Advisor Growth                 N/A**         2,019,924
           Insurance Company                 Opportunities Fund

     *     Connecticut General Life          CIGNA INVESCO Dynamics Fund                   N/A**           675,788
           Insurance Company

     *     Connecticut General Life          CIGNA INVESCO Small Company                   N/A**         2,730,065
           Insurance Company                 Growth Fund

     *     Connecticut General Life          CIGNA INVESCO Technology II Fund              N/A**           473,421
           Insurance Company

     *     Connecticut General Life          CIGNA Janus Adviser Growth Fund               N/A**           462,129
           Insurance Company

     *     Connecticut General Life          CIGNA Janus Worldwide Fund                    N/A**         3,768,950
           Insurance Company

     *     Connecticut General Life          CIGNA Large Cap Value/John A.                 N/A**            40,479
           Insurance Company                 Levin & Co. Fund

     *     Connecticut General Life          CIGNA Lazard International Equity Fund        N/A**           959,645
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime20 Fund                         N/A**           630,579
           Insurance Company

* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

AmeriSave                                                  Supplemental Schedule
401(k) Plan                                                           Schedule I
Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
                               December 31, 2001

                                                           (c)
                       (b)                 Description of investment including                          (e)
           Identity of issue, borrower,     maturity date, rate of interest,           (d)            Current
    (a)      lessor, or similar party      collateral, par or maturity value           Cost            value
     *     Connecticut General Life          CIGNA Lifetime30 Fund                    N/A**      $   1,053,707
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime40 Fund                    N/A**          1,016,539
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime50 Fund                    N/A**            609,301
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime60 Fund                    N/A**            216,295
           Insurance Company

     *     Connecticut General Life          CIGNA S&P 500(R) Index Fund              N/A**          5,871,137
           Insurance Company

     *     Connecticut General Life          CIGNA Small Cap Value/Berger(R)          N/A**          1,884,330
           Insurance Company                 Fund

     *     Connecticut General Life          CIGNA State Street Global Advisors       N/A**          1,095,562
           Insurance Company                 Intermediate Bond Fund

     *     National Financial                Ameripath, Inc.                          N/A**          1,319,109
           Services Corporation              Common Stock

     *     Plan Participants                 Participant Loans                        N/A**            735,560
                                                                                                --------------
                                                                                                 $  35,702,687
                                                                                                ==============

* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE:  June 28, 2002                            AmeriSave 401(k) Plan
                                                ---------------------
                                                    (Name of Plan)



                                      By:       /s/ Gregory A. Marsh
                                                ---------------------
                                                 Gregory A. Marsh
                                                 Vice President and
                                                 Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT NO.                        EXHIBIT DESCRIPTION
23.1                               Consent of Independent Accountants

                                       13